EXHIBIT 99.1

Westport Announces Closing of Previously Announced Light-Duty Segment Divestiture

Company sharpens strategic focus on providing affordable, fuel-agnostic solutions that drive real climate benefits and future growth for the Company

VANCOUVER, British Columbia, July 29, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX:WPRT / Nasdaq:WPRT), today announced the successful closing of the previously announced transaction to divest its Light-Duty Segment and outlines its strategic vision for future growth, emphasizing expansion of market share, entering new markets and right sizing its current operations.

Today, Westport closed the sale of the Light-Duty Segment to a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm (the “Transaction”). The Transaction, initially announced on March 31, 2025, includes the sale of Westport Fuel Systems Italia S.r.l., encompassing the Light-Duty OEM, delayed OEM, and independent aftermarket businesses. Total consideration for the assets was a base price of approximately $79.5 million (€67.7 million), subject to certain adjustments, along with potential earnouts of up to a revised estimate of $3.9 million (€3.3 million) based on future performance milestones.

“The successful completion of the disposition of our Light-Duty Segment marks a pivotal step in strengthening our balance sheet,” said Dan Sceli, Chief Executive Officer of Westport Fuel Systems. “More importantly, it allows Westport to sharpen our focus on the larger, higher-growth opportunities ahead, including providing the most economical solutions for heavier duty and high horse power commercial mobility and industrial applications that also deeply decarbonize these challenging segments – where we believe our products and technologies can deliver the greatest value.”

The New Westport

With the successful completion of the Light-Duty Segment divestiture, Westport is taking the necessary steps to execute on a new and focused integrated business strategy. The Company recognizes the evolving macroeconomic environment and is positioning itself to capitalize on renewed market momentum, drive operational excellence, and deliver on key financial objectives.

“The transportation landscape is shifting, and customer demand for cleaner, smarter, and more sustainable solutions continues to accelerate,” added Sceli. “We’re seeing renewed attention on CNG and LNG fuelled platforms and Westport is uniquely positioned to deliver the necessary products and technologies. By leveraging our core strengths in fuel-agnostic, high-pressure fuel systems, we aim to meet growing market demand and provide our customers with reliable solutions that perform – and in many cases are more affordable than the incumbant engines.”

During the upcoming Q2 financial results conference call, Westport will be covering additional details about the transaction and Westport’s strategy ahead. We will focus on key priorities, including:

  Cespira: Strategic market expansion and technology leadership in heavy-duty transportation and off road high horse power mobility
  High Pressure Controls and Systems: Complementing the energy transition with versatile solutions that support multiple powertrain platforms
  Westport Financial Initiatives: Balancing opportunity scale, execution performance, and dynamic market conditions

Westport’s key focus going forward recognizes both the opportunities and headwinds in overall market conditions. We have initiated a comprehensive internal process to review additional ways to maximize our economic benefit from this recent transaction for our stakeholders. We look forward to providing additional insight and updates when we report Q2 2025 results on Monday, August 11, 2025, after market close.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals – without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated benefits of the Transaction, including potential earn-out payments, the ability to strengthen our balance sheet, the ability to capitalize on higher-growth opportunities, and our expectations regarding the future success of our business. Other forward-looking statements included in the release include those relating to Westport’s future strategic plans, business opportunities and use of the Transaction proceeds. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to governmental policies, regulation and approval, the achievement of the performance criteria required for the earnout described above, purchase price adjustments contained in the Agreement, the demand for our products, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, as discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
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T: +1 604-718-2046
E: invest@westport.com